Ernst & Young LLP The Stack 1134 Melville St Suite 1900 Vancouver, BC V6E 4E5	Tel: +1 604 891 8200 Fax: +1 604 643 5422 ey.com

April 12, 2023

British Columbia Securities Commission

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Dear Sirs/Mesdames:

Re:  Galiano Gold Inc.

 Change of Auditor Notice dated April 11, 2023

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants